ARTICLES OF AMENDMENT TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION OF
BRIGHT MOUNTAIN MEDIA, INC.

Al'1.ENDED AND RESTATED CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF 10% SERIES E CONVERTIBLE PREFERRED STOCK
Pursuant to Sections 607.1002 and 607.0602 of the Florida Business Corporation Act (the "FBCA"), the undersigned Chief Executive Officer of BRIGHT MOUNTAIN MEDIA, INC. (the "Corporation") a company organized and existing under the laws of the State of Florida, certifies that pursuant to the authority contained in the Corporation's Amended and Restated Articles of Incorporation as follows:
FIRST:The Amended and Restated Articles of Incorporation of the Corporation authorizes the issuance of three hundred twenty-four million (324,000,000) shares of common stock, par value $0.01 per share (the "Common Stock"), and twenty million (20,000,000) shares of preferred stock par value $0.01 per share (the "Preferred Stock"), and further, authorizes the Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the shares of Preferred Stock into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, and its preferences, conversion rights, cumulative, relative, participating, optional, or other rights, including voting rights, qualifications, limitations, or restrictions thereof
SECOND: At a meeting of the Board of Directors, held on September 1, 2017, the directors approved the designation of two million five hundred thousand (2,500,000) shares of the Preferred Stock as 10% Series E Convertible Preferred Stock ('·Series E Preferred Stock") and authorized the issuance of the Series E Preferred Stock. The designations, powers, preferences and rights, and the qualifications, Limitations or restrictions hereof, in respect of the Series E Preferred Stock shall be as hereinafter described.

THIRD:    This Amended and Restated Certificate of Designation is being filed to correct certain ministerial errors in the original Certificate of Designation as filed with the Secretary of State of Florida on September 6, 2017.

Accordingly, "Article IV" of the Amended and Restated Articles of Incorporation of this Corporation as it relates to the Series E Preferred Stock is restated in its entirety as follows:
I0% Series E Convertible Preferred Stock
1.Designation and Number of Shares; Stated Value. There shall be a series of Preferred Stock that shall be designated as "10% Series E Convertible Preferred Stock,'' and the number of shares constituting such series shall be two million five hundred thousand (2,500,000) shares (the "Series E Preferred Stock"). Such number of shares may be increased or decreased by resolution of the Board of Directors; provided. however, that no decrease shall reduce the number of shares of Series E Preferred Stock to less than the number of shares then issued and outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Corporation. The stated value shall be $0.40 per share ("Stated Value").

2.Ranking. Except for the 10% Series A Convertible Preferred Stock ("Series A Stock"), which shall rank senior to the Series E Preferred Stock, the Series E Preferred Stock shall rank senior to all other classes of the Corporation's Common Stock and any class or se1ies of capital stock of the Corporation hereafter created, in each case as to the distribution of assets upon liquidation, dissolution or winding up of the Corporation. All classes of the Corporation's Common Stock and any class or series of capital stock of the Corporation hereafter created shall be referenced to as "Junior Securities".

3.Liquidation. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary ("Liquidation"), the holders of record of the shares of the Series E Preferred Stock, subject to the priority of the holders of record of the Series A Stock, shall be entitled to receive assets and bonds prior to all classes of the Junior Securities. The amount of the preference shall be equal to the return of the capital invested. If, upon such Liquidation, the assets of the Corporation available for distribution to the holders of Series E Preferred Stock shall be insufficient to permit payment in full to the holders of the Series E Preferred Stock, then the entire assets and funds of the Corporation legally available for distribution to such holders then outstanding shall be distributed ratably among the holders of the Series E Preferred Stock based upon the proportion the total amount distributable on each share upon Liquidation bears to the aggregate amount required to be distributed, but for the provisions of this sentence, on all shares of the Series E Preferred Stock. The foregoing notwithstanding, the holders of the Series E Preferred Stock shall be entitled to the greater of the return of the capital invested or the amount it would receive on conversion to Common Stock.

4.Dividends. Unless the Series E Preferred Stock has been converted in accordance with Section 5, the holders of Series E Preferred Stock shall be entitled to receive out of funds legally available for the payment of dividends, at the rate of 10% per annum (the "Series E Cash Dividend Rate"). Dividends on the Series E Preferred Stock are cumulative and payable in cash. Dividends on any shares of the Series E Preferred Stock (each a "Series E Cash Dividend") shall be payable monthly in arrears within fifteen (15) days after the end of each month beginning on the month following the issuance of the shares of Series E Preferred Stock (each such payment date, a "Dividend Payment Date"). Dividends shall accrue regardless of whether the Corporation has earnings, whether there are funds legally available therefor and/or whether declared. No interest shall be payable with respect to any dividend payment that may be in arrears. The holders of Series E Preferred Stock are not entitled to any dividends other than the dividends provided for in this paragraph 4. Dividends shall be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date.
5.Conversion Rights.

(a)Voluntary Conversion. Each holder of record of shares of Series E Preferred Stock may convert all or part of the Series E Prefe1Ted Stock into shares of Common Stock based on the Conversion Formula.

(b)Automatic Conversion. The provisions of S(a) notwithstanding, each holder of record of shares of Series E Preferred Stock shall automatically convert all of such holder's shares of Series E Preferred Stock into shares of Common Stock as provided in S(d) based upon the Conversion Formula upon (i) the fifth (5th) anniversary date of the issuance date of the shares of Series E Preferred Stock, or (ii) the occurrence of a Change of Control as defined as described on Exhibit A (a "Conversion Event"). As promptly as practicable following such Conversion Event, the Corporation shall send each holder of Series E Preferred Stock written notice of such event. Upon receipt of such notice, each holder shall surrender to the Corporation the certificate for the Series E Preferred Stock duly endorsed for transfer and the Corporation shall as promptly as practicable deliver the Shares of Common Stock. Conversion shall be deemed to have been effected on the date of the Conversion Event.

(c)Conversion Formula. Subject to the adjustment provisions of Section 6 hereof, each share of the Series E Preferred Stock shall convert into one (1) fully paid and non-assessable share of Common Stock (the "Conversion Formula"). All Common Stock, which may be issued upon conversion of the Series E Preferred Stock, will, upon issuance, be duly issued, fully paid and non-assessable and free from all taxes, liens, and charges with respect to the issuance thereof.

(d)Mechanics of Voluntary Conversion. Before any holder of Series E Preferred Stock shall be entitled to convert the same into shares of Common Stock pursuant to Section 5(a) hereof, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series E Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, within five (5) business days, issue and deliver at such office to such holder of Series E Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Conversion shall be deemed to have been effected on the date when delivery of notice of an election to convert and certificates for shares is made, and such date is referred to herein as the "Voluntary Conversion Date."'

6.Adjustment Provisions. During the period in which any shares of Series E Preferred Stock remain outstanding, the Conversion Formula in effect at any time and the number and kind of securities issuable upon the conversion of the Series E Preferred Stock shall be subject to adjustment from time to time following the date of the original issuance of the Series E Preferred Stock upon the happening of certain events as follows:

(a)Consolidation, Merger or Sale. If any consolidation or merger of the Corporation with an unaffiliated third-party, or the sale, transfer or lease of all or substantially all of its assets to an unaffiliated third-party shall be effected in such a way that holders of shares of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for their shares of Common Stock, then provision shall be made, in accordance with this Section 6(a), whereby each holder of shares of Series E Preferred Stock shall thereafter have the right to receive such securities or assets as would have been issued or payable with respect to or in exchange for the shares of Common Stock into which the shares of Series E Preferred Stock held by such holder were convertible immediately prior to the closing of such merger, sale, transfer or lease, as applicable. The Corporation will not effect any such consolidation, merger, sale, transfer or lease unless prior to the consummation thereof the successor entity (if other than the Corporation) resulting from such consolidation or merger or the entity purchasing or leasing such assets shall assume by written instrument (i) the obligation to deliver to the holders of Series E Preferred Stock such securities or assets as, in accordance with the foregoing provisions, such holders may be entitled, and (ii) all other obligations of the Corporation hereunder. The provisions of this Section 6(a) shall similarly apply to successive mergers, sales, transfers or leases. Unless otherwise provided herein, holders shall not be required to convert Series E Preferred Stock pursuant to this Section 6(a).

(b)Adjustment of Conversion Price upon Subdivision or Combination of Common Stock. if the Corporation at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Formula pursuant to Section 5(c) hereof in effect immediately prior to such subdivision will be proportionately reduced. if the Corporation at any time combines (by combination, reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares and the Conversion Formula pursuant to Section 5(c) hereof in effect immediately prior to such combination will be proportionately increased.

(c)Notice of Adjustment. Whenever the Conversion Formula is adjusted as herein provided, the Corporation shall promptly but no later than ten (10) days after any request for such an adjustment by the holder, cause a notice setting forth the adjusted Conversion Formula issuable upon exercise of each share of Series E Preferred Stock, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the holders at their last addresses appearing in the share register of the Corporation, and shall cause a certified copy thereof to be mailed to its transfer agent, if any. The Corporation may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Corporation) to make any computation required by this Section 6, and a certificate signed by such firm shall be conclusive evidence of the co1Tectness of such adjustment.
7.Voting Rights. Holders of Series E Preferred Stock shall have no voting rights except as required by law, including but not limited to the Florida Business Corporations Act, and as expressly provided in this Certificate of Designation.

8.Redemption. At the option of the holder, the holders of the Series E Preferred Stock shall not have any right at any time to require the redemption of any of the shares of Series E Preferred Stock. At the option of the Corporation, if at any time from and after issuance, the Corporation, out of funds legally available therefore, the Corporation shall have the right to redeem all of the Series E Preferred Stock in the amount of capital invested. The Series E Preferred Stock shall be redeemed by the Corporation in cash. The Corporation may exercise its redemption right by delivering a written notice thereof to all holders of the Series E Preferred Stock, which notice shall state the date on which the optional redemption shall occur, which shall not be less than twenty (20) days after the notice. Until the redemption price is paid, the holder may convert the Series E Preferred Stock into Common Stock.

9.Reservation of Shares. The Corporation shall at all times reserve and keep available and free of preemptive rights out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the Series E Preferred Stock pursuant to the terms hereof, such number of its shares of Common Stock (or other shares or other securities as may be required) as shall from time to time be sufficient to effect the conversion of all outstanding Series E Preferred Stock pursuant to the terms hereof. If at any time the number of authorized but unissued shares of Common Stock (or such other shares or other securities) shall not be sufficient to affect the conversion of all then outstanding Series E Preferred Stock, the Corporation shall promptly take such action as may be necessary to increase its authorized but unissued Common Stock (or other shares or other securities) to such number of shares as shall be sufficient for such purpose.

10.Miscellaneous. The shares of the Series E Preferred Stock shall not have any preferences, voting powers or relative, participating, optional, preemptive or other special rights except as set forth above in this Certificate of Designations, Preferences and Rights and in the Amended and Restated Articles of Incorporation of the Corporation. The holders of the Series E Preferred Stock shall be entitled to receive all communications sent by the Corporation to the holders of the Common Stock. Holders of fifty-one percent (51%) of the outstanding shares of Series E Preferred Stock may, voting as a single class, elect to waive any provision of this Certificate of Designations, Preference and Rights, and the affirrm1tive vote of such percentage with respect to any proposed waiver of any of the provisions contained herein shall bind all holders of Series E Preferred Stock.

The foregoing Amendment was adopted by the Board of Directors of the Corporation on September I, 2017 pursuant to the FBCA. Pursuant to the provisions of Section 607.0602 of the FBCA, no approval of the Corporation's shareholders was required for the approval of this Amendment by the Corporation's Board of Directors.

IN WITNESS WHEREOF, the Corporation caused this Amendment to be executed by is duly authorized officer this 29th day of September, 2017.

PLG 9.27.17

EXHIBIT A
Change in Control. The term "Change in Control" means the occurrence of any of the following events:
(a)the acquisition, directly or indirectly, by any '·person" or "group'" (as those terms are defined in Sections 3(a)(9), l 3(d), and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules thereunder) of "beneficial ownership" (as determined pursuant to Rule l 3d-3 under the Exchange Act) of securities entitled to vote generally in the election of directors ("voting securities") of Corporation that represent 40% or more of the combined voting power of Corporation's then outstanding voting securities or 50% or more. of the combined fair market value of Corporation's then outstanding stock, other than:
1.    an acqu1s1t1on by a trustee or other fiduciary holding securities under any employee benefit plan (or related trust) sponsored or maintained by Corporation or any person controlled by Corporation or by any employee benefit plan (or related trust) sponsored or maintained by Corporation or any person controlled by Corporation, or
11.        an acquisition of voting securities by Corporation or a corporation owned, directly or indirectly, by the shareholders of Corporation in substantially the same proportions as their ownership of the stock of Corporation.
provided. however, that notwithstanding the foregoing, an acquisition of Corporation's secunt1es by Corporation that (x) causes Corporation's voting securities beneficially owned by a person or group to represent 40% or more of the combined voting power of Corporation's then outstanding voting securities or (y) cause Corporation's stock beneficially owned by a person or group to represent 50% or more of the combined fair market value of Corporation's then outstanding stock shall not be considered an acquisition by any person or group for purposes of this subsection (a); provided, however, that if a person or group shall become the beneficial owner of 40% or more of the combined voting power of Corporation's then outstanding voting securities or 50% or more of the combined fair market value of Corporation's then outstanding stock by reason of share acquisitions by Corporation as described above and shall, after such share acquisitions by Corporation, become the beneficial owner of any additional securities of Corporation. then such acquisition shall constitute a Change in Control;
(b)the date a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;
(c)the acquisition by any "person" or "group" (as those terms are defined in Sections 3(a)(9), l 3(d), and 14(d) of the Exchange Act and the rules thereunder), or combined acquisitions during the 12-month period ending on the date of the most recent acquisition by such person or group, of ownership of assets from Corporation that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Corporation immediately before such acquisition; or
(d)shareholder approval of a complete liquidation or dissolution of Corporation.

For purposes of subsection (a) above, the calculation of voting power shall be made as if the date of the acquisition were a record date for a vote of Corporation's shareholders, and for purposes of subsection (c) above, the calculation of voting power shall be made as if the date of the consummation of the transaction were a record date for a vote of Corporation's shareholders.
Notwithstanding the foregoing, there is no Change in Control event when there is a transfer to an entity that is controlled by the shareholders of the Corporation immediately after the transfer. A transfer of assets by Corporation is not treated as a Change in Control if the assets are transferred to:
i.    a shareholder of Corporation (immediately before the asset transfer) in exchange for or with respect to the shareholders' stock;

11.    an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by Corporation;

111.    a person or group that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of Corporation; or
1v.        an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a person or group described in (iii) above.